FOX LAW OFFICES, P.A.
c/o 131 Court Street , #11
Exeter, NH 03833
Telephone (603) 778-9910
Facsimile (603) 778-9911

May 6, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

   Re:       Kraig Biocraft Laboratories, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
Filed April 22, 2010
File No. 333-162316

Annual Report on Form 10-K
Filed April 15, 2010

File No. 333-146316

Dear Ms. Long:

This letter is a point by point response to the Staff’s comment letter dated May 3, 2010 (the “Staff Letter”) on the Amendment No. 3 to the registration statement on Form S-1 (File No. 333-162316) (“registration statement”) of Kraig Biocraft Laboratories, Inc. (the “Company”) filed with the Securities and Exchange Commission on April 22, 2010.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text..

Amendment No. 3 to Registration Statement on Form S-l

General

1.
We have reviewed your draft of revised quarterly financial statements for the period ended September 30, 2009 you included in your response. Please ensure that you revise your financial statements to reflect your stock dividend as a stock split.

Response: The Company files herewith the amended quarterly report on Form 10-Q for the period ended September 30, 2009 (the “Amended 10-Q”).  The Amended 10-Q has also been revised to comply, where applicable, with prior comments of the Staff.

U.S Securities and Exchange Commission
Division of Corporation Finance
May 6, 2010

Financial Statements

Note 4. Commitments and Contingencies, page F-14

2.
We have reviewed your response to comment six in our letter dated February 2, 2010. We note your disclosure on page F-17 of your S-l that your derivative liability was $2,448,924 at March 1, 2009. It is therefore unclear to us why you have not recognized a liability at March 31, 2009. Please explain. In addition, please tell us if there was any accrued salary prior to March 31, 2009.

Response:  The amount of $2,448,924 is the derivative liability outstanding for the salary outstanding prior to March 1, 2009 as of December 31, 2009.  The agreement has two different conversion prices, one for salaries prior to March 1, 2009 and one for salaries earned after March 1, 2009.   The total accrued salary as of March 1, 2009 was $388,718. The total accrued salary as of March 31, 2009 was $407,195.

Annual Report on Form 10-K

Exhibit 31.1

3.
We note that you have included the titles of the certifying officer in the first sentence of the certification. In future filings, please do not include the titles of the certifying officer in the first sentence.

Response: The Company confirms that in future filings it will not include the titles of its certifying officer in the first sentence of its certifications.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended 10-Q.

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Richard C. Fox

Richard C. Fox, Esq.

cc:           Kim Thompson, Kraig Biocraft, Inc.